

July 28, 2010

By Facsimile and U.S. Mail

Steve Wolosky, Esq.
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Forward Industries, Inc.**
> **Amendment No. 1 to Schedule 14A**
> **Filed by LaGrange Capital Partners, L.P. et al.**
> **Filed July 26, 2010**
> **File No. 1-34780**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Written Request Procedures, page 6

1. Please supplementally confirm that the solicitation statement delivered to shareholders will disclose the date that Capital Partners first delivers a signed written request to the issuer and the 60-day deadline for delivering the written requests.

2. We note that you state that a revocation "must clearly state that your earlier-dated, executed written request to call a special meeting is no longer effective with respect to the number of shares set forth therein." Please revise the solicitation statement and

request card to clarify the procedure for revoking a previously submitted written request card, since shareholders may not understand that they are required to include this express statement when they submit a later-dated written request card.

Solicitation of Requests, page 8

3. We note your response to comment six in our letter dated June 25, 2010; however, we reissue our comment. Please disclose the estimated costs of the solicitation in your next amendment.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions